Exhibit 99.10

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Results of General Meeting

Brisbane, Australia – 8 December 2011: Metal Storm Limited. In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, Metal Storm Limited advises that the Shareholders approved the following resolutions put to the General Meeting this morning:

Part A – Approval of issues of convertible securities and Shares to ASOF

Resolution 1 Approval of issue of the ASOF Convertible Security to ASOF

That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the ASOF Convertible Security to ASOF or its nominee in accordance with the terms of the ASOF Agreement, details of which are set out in the Explanatory Statement.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
320,523,818	1,562,820	1,821,540	120,842,227

This resolution was carried on a show of hands.

Resolution 2 Approval of previous issue of Commencement Fee Shares to ASOF

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders approve the previous issue of 116,666,667 Shares at an issue price of A$0.003 to ASOF in payment of the Commencement Fee under the ASOF Agreement, details of which are set out in the Explanatory Statement.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
314,392,881	7,454,493	1,820,140	121,082,891

This resolution was carried on a show of hands.

Metal Storm Limited

ACN 064 270 006

Part B – Approval of previous issue of Shares to Andrew Doyle

Resolution 3: Approval of previous issue of Shares to Andrew Doyle

That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 13,000,000 Shares at an issue price of A$0.004 to Andrew Doyle, details of which are set out in the Explanatory Statement, be authorised and approved.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
314,876,806	5,118,678	3,692,030	11,707,067

This resolution was carried on a show of hands.

Part C – Approval of issue of Shares to Dutchess under Line Agreement

Resolution 4: Approval of issue of Shares to Dutchess under Line Agreement

That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 500,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open usable
276,807,321	3,351,727	913,730	121,082,891

This resolution was carried on a show of hands.

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.